Cal Alta Auto Glass, Inc.
#8, 3927 Edmonton Trail, N.E.
Calgary, Alberta T2E 6T1

				          July 7, 2008
					  Remitted Via EDGAR

Mr. David R. Humphrey, Esq.
Branch Chief
And Ms. Beverly Singleton, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

			RE:	Cal Alta Auto Glass, Inc.
                                Your Comment Letter of April 29, 2008
				Form 10-KSB, FYE 12-31-2007;
				File No. 0-51227

Dear Mr. Humphrey and Ms. Singleton:

	On behalf of Cal Alta Auto Glass, Inc., a Nevada corporation (the Company"), allow me to express our appreciation for your comments on the Company's 2007 Form 10-KSB (filed April 14, 2008) set forth in your letter of April 29, 2008 (the "Comment Letter") and for the cooperation and courtesies that you have extended to our legal counsel, William M. Aul, Esq. in connection with the matters underlying the Letter.

	Please allow this letter to respond to the Comment Letter. The following questions were presented in the Comment Letter (as numbered in accordance with the numbers presented in the Comment Letter.

Form 10-KSB (Fiscal Year Ended December 31, 2007)

General

1. In addition to the comments below, please consider filing an amendment to your December 31, 2007 Annual Report on Form 10-KSB, in its entirety, for the purpose of aligning the presentation of your audited financial statements in columnar format. As presently shown in the filing, the amounts in the audited financial statements are not in columnar alignment and the format is difficult for an investor or shareholder to easily view.

Answer:	We will do so.


Changes in Securities/Recent Sales of Unregistered Securities

2. Refer to the description of the May 17, 2007 transactions. Please reconcile the number of shares issued for bonuses and for services with the share issuances shown separately in the statement of changes in stockholders' equity. For example, you disclosed that 1,372,000 shares were issued for bonuses on May 17, 2007, whereas the statement of changes in stockholders' equity discloses that 1,225,000 shares were issued on May 10, 2007. Please ensure consistency of all amounts and disclosures throughout the filing.

Answer:	Please see new disclosure below (items changed are highlighted).

On May 10, 2007, the Company issued 2,375,000 shares of common stock at $.28 per share for total consideration of $665,000. The shares were issued for the following consideration. The Company issued 1,225,000 shares for bonuses to key employees for total consideration of $343,000.
The Company also issued 70,000 shares for legal fees for total consideration of $21,000 and further issued 1,075,000 shares for paid to four individuals for SEC consulting and acquisition due diligence. The shares were issued under the 2007 Employee and Consultants Compensation Fund and Plan. The Company filed an S-8 registration statement and issued the securities to employees and consultants in accordance with rule 405 of Regulation
C of the 1933 Securities Act.


Changes in Securities/Recent Sales of Unregistered Securities

3. Refer to the description of the July 3, 2007 transaction whereby 1,500,000 shares had been issued for investor relation services of $405,000, and later cancelled in the fourth quarter of 2007. Please disclose the reasons for the cancellation of the shares and disclose whether or not any investor service relations were rendered in connection with this share issuance; if any services were performed, the financial statements should be revised to reflect that portion of the services rendered.

Answer:  Please see new disclosure below (items changed are highlighted).

On July 3, 2007, the Company issued 1,530,000 shares of common stock at $.27 per share for total consideration of $413,100. The shares were issued for the following consideration. The Company issued 30,000 shares for legal fees for total consideration of $8,100 and further issued 1,500,000 shares for investor relations services for total consideration of $405,000 (the shares issued for investor relations were cancelled in the fourth quarter of 2007, the share issuance representing the investor relations shares were netted out of the transaction in the equity statement for presentation purposes). It should be noted that the shares for investor relations were retired due to the proposed transaction with Energy One not closing in a timely manner and no investor relation's services were rendered in connection with this share issuance. The shares were issued under the 2007 Employee and Consultants Compensation Fund and Plan. The Company filed an
S-8 registration statement and issued the securities to employees and consultants in accordance with rule 405 of Regulation C of the 1933
Securities Act.


Management's Discussion and Analysis

Results of Operation

4. See our discussion of general and administrative expenses where you indicate $108,000 of the increase is attributable to a management fee to your President. Please describe the nature of this management fee agreement and its significant terms, and separately disclose this related party amount on the face of the statement of operations. See paragraph 2 of SFAS No.57.

Answer:  Please see new disclosure below (items changed are highlighted).

General and administrative expenses were up approximately $185,000. Approximately $117,500 of the general and administrative increase is a management fee expense to Frank Aiello, the Company's President. Mr. Aiello provides senior management and day-to-day operational oversight to the Company. For these management services Mr. Aiello earns $9,166 (CAN) monthly. The management fee is payable upon demand or Mr. Aiello can elect to offset the payable against a receivable owed to the Company by Westcan Auto Glass, Ltd (Westcan (100% owned by Frank Aiello) supplies approximately 45% of the Company's auto glass and supplies).


5. Please expand your discussion of the consulting expenses to describe the nature of the services you incurred as a public entity, and whether you anticipate this to be a continuous trend. We note consulting expenses represented approximately 36% of your total operating expenses, second behind your salaries & wages expense at 39% for the year 2007.

Answer:  Please see new disclosure below (items changed are highlighted).

Consulting expenses were up $870,095 as the Company incurred significant expenses due to being publicly traded. The consulting expenses can be broken down into two main categories investor relations (approximately $300,000) and business consulting (approximately $570,000). The business consulting expense is broken down as follows, approximately $352,000 for business management ($227,500 of this was paid to FAA Enterprises, which is 100% owned by Frank Aiello) and $216,000 for general consulting
(i.e. SEC document preparation, clerical work, and possible new site location screening).


6. Please add a paragraph discussion of your operating loss and net loss for fiscal 2007 in comparison to your operating income and net income in the prior year. Under the section of "Liquidity and Capital Resources," disclose that your independent registered public accounting firm has issued a going concern opinion on your audited financial statements that raise substantial doubt as to your ability to continue as a going concern.

Answer:  Please see new disclosure below (items changed are highlighted).

The Company generated an operating loss of $1,621,020 and a net loss of $1,616,794 during the year ended December 31, 2007. Due to the significant operating and net loss the Company's independent registered public accountant has issued a going concern opinion on our audited financial statements. This condition raises substantial doubt about the Company's ability to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to meet its obligations, to obtain additional financing as may be required and ultimately to attain profitability. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


7. Expand this section to discuss the terms of your planned acquisition of Energy One Resource Services, Inc. ("Energy One"). Reference is made to the Form 8-K filed with us on March 10, 2008. Disclose the nature of the business operations of Energy One, and, if determinable, the amount and source of funding for this acquisition. Also describe how this proposed acquisition would affect your current business operations, as we note the Form 8-K indicates you have the right to divest or make arrangements for the divestiture, in whole or in part, of your current business.

Answer:  Please see new disclosure below (items changed are highlighted).

It should be noted that the Company is currently under "LOI" with Energy
One Resources, Inc. Energy One Resources, Inc., is in the business of providing hospitality services to the mining / oil services industry.
It is anticipated that the transaction will be a stock for stock transaction and outside funding will not be needed. However, the Company is still awaiting significant elements of the requested due diligence so there has been no determination of the final purchase price. However, it is anticipated that if the acquisition is completed that the Company will divest all or part of the auto glass operation.


Critical Accounting Policies

8. Please expand this section to provide a description of each of your . critical accounting policies identified as accounts receivable, bad debts, and loans receivable. For guidance, please refer to Section V of FR-72, "Interpretation: Commission Guidance Regarding Management"s Discussion and Analysis of Financial Condition and Results of Operations." Further, expand
Note 2 to your audited financial statements to include or identify where these critical policies are reflected in your significant accounting policies.

Answer:  Please see new disclosure below.
We believe that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective or complex judgments, form the basis for the accounting policies deemed to be most critical to us. These critical accounting policies relate to revenue recognition (changed from AR, easier to explain the issue from the revenue side), allowance for doubtful accounts and loans receivable. We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial conditions or results of operations.

Revenue Recognition

Revenue from the sale of windshields is recognized at the time of installation, as the Company has no obligation after installation.

For Cash Paying Customers -For customers paying via cash or charge the Company receives payment before releasing the vehicle.

For Insurance Paying Customers For customers who are having their windshields and repair work being covered via insurance it adds additional steps for the
 Companyto be able to recognize revenue. The shop must communicate with the customer's insurance company to determine the rate at which the insurance company will reimburse the Company for these repairs. After the repair work the Company must submit the appropriate paperwork for collection from the insurance companies. Collectibility is reasonably assured due to initially working out the payment terms as described above, before rendering services. The Company does not recognize an allowance on these insurance receivables due to non-collection being very rare. However, also from time to time the insurance companies may attempt to pay less than the agreed upon amount.

Allowance for Doubtful Accounts

The allowance for all probable uncollectible receivables is based on a combination of historical data, cash payment trends, specific customer issues, write-off trends, general economic conditions and other factors. These factors are continuously monitored by management to arrive at an estimate for the amount of accounts receivable that may ultimately be uncollectible. In circumstances where Cal Alta is aware of a specific customer's inability to meet its financial obligations, Cal Alta records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount it reasonably believes will be collected. This analysis requires making significant estimates, and changes in facts and circumstances could result in material changes in the allowance for uncollectible receivables.

Loans Receivable

The loan receivable represents a significant portion of the Company's assets. Due to historical payment terms, management has not placed an allowance on this loan even though there has been an outstanding balance for sometime. The note is callable at anytime by the Company. It should be noted that the Company does allow FAA Enterprises (100% owned by Frank Aiello) to offset the amount they o we the Company, with amounts owed by the Company to Westcan Auto Glass (100% owned by Frank Aiello).


Financial Statements

Statement of Cash Flows

9. Refer to the "Supplemental schedule of non-cash flows activities." Please delete first two line items pertaining to common stock issued for services and for bonuses, as these two transactions have been reflected as "adjustments to reconcile net loss to net cash used in operating activities." Also, refer to the last three line items within "Cash flows from financing activities." To the extent any of these equity related transactions are non-cash or have a non-cash component, they should be relocated to the "Supplemental schedule of non-cash flows activities," while only the cash portion should be presented as a financing activity. Please revise or advise.

Answer: Cash flow statement has been revised to delete first two lines in " supplemental schedule of non-cash flows activities".


Note 2, Summary of Significant Accounting Policies

h.  Property and Equipment/Depreciation

10. Please disclose why total depreciation for the year 2007 was only $400 as compared to $2,601 for the prior year. We note your accumulated depreciation, as shown in Note 4, increased by approximately $1,800 during the year 2007.

Answer: Depreciation was lower in comparison to 2007 due to disposal of fixed assets. Also, an adjustment was required to reflect the proper depreciation method in accordance to GAAP and this affected accumulated depreciation.


j. Income Taxes

11. A valuation allowance is appropriate when it is more likely than not that some portion or all of the deferred tax assets "will note be realized."
 Refer to paragraph 17c of SFAS 109 and revise accordingly, or advise.

Answer: In accordance with SFAS 109 the Company took a valuation allowance due to the losses incurred in 2007. The Company deems it that some portion of the deferred tax asset will not be realized.
k. GST Payable

12. It appears that additional disclosures are required pursuant to paragraph 4 of EITF 06-3. If our understanding is correct, please provide this information in your response and revise your filings to include them as appropriate.
Alternatively, please explain why no additional disclosures are required.

Answer: GSP is a tax put on purchases and sales items in Canada. Note K has been revised to properly disclose the nature of this tax.


Note 5, Related Party Transactions

13. Disclose the repayment terms of the related party note payable to Mr. Frank Aiello, the President, including the interest rate (or imputed interest amount). Refer to paragraphs 6 and 7 of APB No.21.

Answer:  As of 2007 there are no repayment terms.  The interest rate is 5%.


14. We note the increasing balance of the loan to FAA Enterprises. Please provide specific support for your apparent conclusion that this loan balance is fully recoverable.

Answer: The Company feels this loan to be fully collectable. One of the Company's main suppliers is Westcan (A Canadian Corporation), which is owned 100% by Mr. Frank Aiello. The Company has agreed if necessary to allow the offset of FAA (FAA is owned 100% by Frank Aiello) receivable with the payable due to Westcan. As of 2007 no adjustment had been made.


Note 7, Common Stock

15. We assume that you are accounting for these transactions in accordance with SFAS 123R). Please revise or advise. In addition, reference is made to paragraph 7 of that statement with regard to share-based payment transactions with noneemployees. These transactions should be measured either by the fair value of the equity instruments issued or by the fair value of the good or services received, whichever is more reliably measurable. Please revise your disclosures and, if applicable, your financial statement balances to comply with this guidance.

Answer: Note 7 has been revised to address the Company's accounting for share-based transactions with nonemployees. These transactions are measurered by either fair value of equity measured or fair value of the services received or performed.



16. As a related matter, your disclosure regarding your method of accounting for share-based payment transactions with employees does not appear consistent with the guidance set forth in paragraph 10 of SFAS 123(R).
Please revise your disclosures and/or your financial statement balances, as appropriate.

Answer: Note 7 has been revised to comply with SFAS 123(R) in respect to transactions with employees.


17. Finally, please address the valuation of the shares issued for services on June 1, 2007. We assume that the recipient was FAA Enterprises, a related party. Please advise. Describe the specific nature of the services performed and explain how you valued this transaction. It appears that your methodology differs from that applied to the other share issuances. Please advise.
We may have further comments upon review of your responses.

Answer: The shares issued to FAA Enterprises were issued for management services relating to the work on the Company's Business Plan and the implementation of certain management strategies. All of the shares were issued after review with the Company's financial and accounting advisors.

Item 8a,Controls and Procedures

18. Refer to the sentence beginning with "Based upon that evaluation, our Officers..." Please clarify to disclose that your Officers pertain to the Chief Executive Officer and Chief Financial Officer
(i.e., Principal Accounting Officer).

Answer:  Please see new disclosure below (items changed are highlighted).

We have instituted disclosure controls and procedures designed to ensure the timely recording, processing, summarization and reporting to our management, including our Chief Executive Officer / Principal Accounting Officer, of information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Within the 90 days prior to the filing date of this Annual Report on Form 10-KSB, we have performed an evaluation of the effectiveness of the design and operation of these controls under the supervision and with the participation of our management, including our Chief Executive Officer / Principal Accounting Officer. Based upon that evaluation, our Chief Executive Officer / Principal Accounting Officer has concluded that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer / Principal Accounting Officer, to allow timely decisions regarding required disclosures of such information. In the design and evaluation of our disclosure controls and procedures, management has recognized that risks of misstatements due to error, failures in compliance, or changes in conditions are inherent in any cost-effective control system.


Exhibit 32.1Certification

19. In the amended filing, please ensure that the certification refers to the Annual Report on Form 10-KSB for the period ending December 31, 2007 rather than 2006.

Answer:  Please see new disclosure below (items changed are highlighted).

In connection with the Annual Report of Cal Alta Auto Glass, Inc. (the "Company") on Form 10-KSB for the period ending December 31, 2007,as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank Aiello, President of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:


General

20.	Please note that the SEC has issued Release No. 33-8876,"Smaller
Reporting Company Regulatory Relief and Simplification," which became effective on February 4, 2008. We refer you to the Compliance Dates in
Section IV of the Release which will require that your March 31, 2008 quarterly report be filed on Form 10-Q rather than Form 10-QSB. For additional guidance on this and other changes, please refer to the Release and A Small Equity Compliance Guide, both of which are available on our website at htt://www.sec.gov/rules/final/finalarchive/finalarchive2007.sbtml.

Answer: The Company will file using the new reporting requirements stating with the March 31, 2008 Form 10-Q.


In submitting this response to your Comment Letter, please be assured that the company acknowledges that:

The company is responsible for the adequacy and accuracy of the disclosure in the filing:

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws
of the 	United States.





	Further, if you have any questions, please contact our legal counsel, William M. Aul at 619-497-2555.

	Again, thank you for your cooperation and assistance.

				Sincerely,


				Frank Aiello,
         			President and Chief Executive Officer